MONEY MARKET OBLIGATIONS TRUST

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

October 1, 2014

EDGAR Operations Branch

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE: MONEY MARKET OBLIGATIONS TRUST (the “Registrant”)

Federated Treasury Obligations Fund

Trust Shares

________________________________

Dear Sir or Madam:

On behalf of the Registrant, I hereby submit this application for withdrawal of Post-Effective Amendment No. 1 to the Registrant’s Registration Statement filed on Form N-14 on October 1, 2014 at 10:31 a.m. under ACCESSION NUMBER: 0001318148-14-001685.

This withdrawal is being requested due to a clerical error on the filing form type in which it was filed with the commission.

We, therefore, respectfully request, pursuant to Rule 477(a) of the Securities Act of 1933, the Securities and Exchange Commission to withdraw the above referenced filing.

If you have any questions regarding this application for withdrawal, please contact Diane J. Palmer at (412) 288-6812.

Very truly yours,

/s/ Justine S. Patrick

Assistant Secretary

Enclosures